FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2006

Commission File Number: 000-31215

MIND C.T.I. LTD.
(Translation of Registrant's Name into English)

Industrial Park, Building 7, Yoqneam, Israel 20692
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

INCORPORATION BY REFERENCE

Exhibit 1 to this Report on Form 6-K is hereby incorporated by reference into: (i) the Registrant's Registration Statement on Form S-8, Registration No. 333-117054; (ii) the Registrant's Registration Statement on Form S-8, Registration No. 333-100804; and (iii) the Registrant's Registration Statement on Form S-8, Registration No. 333-54632.

CONTENTS

This report on Form 6-K consists of the following Exhibit, which is attached hereto and incorporated by reference herein:
1. Press Release: MIND CTI Announces the Appointment of Sara Shekel as COO and Oren Bryan as CFO, Dated July 11, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 11, 2006

MIND C.T.I. LTD.
By: /s/ Monica Eisinger Name: Monica Eisinger =================== Title: Chairperson of the Board of Directors, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.	Press Release: MIND CTI Announces the Appointment of Sara Shekel as COO and Oren Bryan as CFO, Dated July 11, 2006.

Exhibit I

MIND CTI Announces the Appointment of Sara Shekel as COO and Oren Bryan as CFO

Q2 2006 Conference Call Scheduled for August 2, 2006 at 8:30 a.m. ET

Yoqneam, Israel, July 11, 2006 - MIND CTI Ltd. (Nasdaq: MNDO), a leading provider of convergent end-to-end billing and customer care solutions for VoIP, Mobile, Wireline and Quad-play carriers worldwide announced today new managerial appointments which are geared to assist the continued expansion of the Company. The Company also announces the outcome of its Annual General Meeting.

MIND announced today the appointment of Sara Shekel, 48, as the Company's Chief Operating Officer (COO). Ms. Shekel comes to MIND after serving in various positions at Amdocs since 1997. Her outstanding achievements include managing the Vodafone project in Germany for five years, with 400 employees involved, resulting in her winning of the "Innovation Award". Sara holds a B.Sc. in Mathematics and Computer Science from Tel Aviv University.

Monica Eisinger, MIND's Chairperson and CEO commented on the appointment: "We welcome Sara to our team and believe that her proven record of on-time delivery, building of process methodologies and management of large scale projects will help us deliver in a cost effective and timely manner more sizeable projects, as we win them. Sara will be in charge of all aspects of delivery (including development, engineering and professional services) across our customer care and billing platforms. This addition to our team reflects our positive view on the present market and the belief that there are additional growth opportunities where we can take our technology and expertise and leverage them to create additional value."

MIND also announced today the appointment of Mr. Oren Bryan, 32, as the Company's Chief Financial Officer (CFO). Mr. Bryan replaces Mr. Shalom Bronstein. Since January 2002 until joining MIND in November 2005, Oren worked for Dor Chemicals Ltd., a multinational public company. Prior to that he was the Controller of a private software company and worked as an auditor at Ernst & Young (Israel). Oren is a Certified Public Accountant and holds a BA in Economics and Accounting from Haifa University. He received his BA degree Summa Cum Laude.

Ms. Eisinger added: "We thank Shalom for his contribution during his service and we wish Oren continued success in his new position. Oren's experience in multinational activities is an asset and will be instrumental more and more as our global presence expands."

The Company held its Annual General Meeting of Shareholders on June 29, 2006 and all the proposed resolutions were approved.

MIND will release financial results for its second quarter ended June 30, 2006 on Tuesday, August 1, 2006, after the market close.

Conference Call Information
MIND will host a conference call on Wednesday, August 2, 2006 at 8:30 a.m., Eastern Time, to discuss the Company's second quarter results as well as other financial and business information, including trends and guidance for the near future. The call will be carried live on the Internet via www.fulldisclosure.com and the MIND website, www.mindcti.com. For those unable to listen to the live web cast, a replay will be available.

About MIND
MIND CTI Ltd. is a leading provider of convergent prepaid and postpaid end-to-end billing and customer care solutions for VoIP, Mobile, Wireline and Quad-play carriers worldwide. Since 1997 MIND has been a pioneer in enabling the VoIP technology for emerging and incumbent service providers. In August 2005 MIND acquired Sentori, Inc., a US based provider of customer care and billing solutions to wireless carriers and mobile virtual network operators (MVNO's). Sentori, Inc. brings over ten years of wireless experience staff and seven years of a wireless operational solution to carriers. A global company, MIND operates from offices in Europe, Israel and the United States. MIND employs over 300 IT professionals and serves customers in more than 40 countries around the world.

For financial information, reports and presentations, please visit the Investor Relations site: http://www.mindcti.com/ir

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:
Andrea Dray
MIND CTI Ltd.
Tel: +972-4-993-6666
investor@mindcti.com